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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

April 30, 2015

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust II (the “Registrant”)

SEC File Numbers 333-185659 and 811-22781

Dear Mr. Parachkevov,

This letter responds to the comments provided to me and Brenden P. Carroll and Matthew E. Barsamian of Dechert LLP during a telephonic discussion on April 14, 2015, with respect to your review of Post-Effective Amendment No. 11 (“PEA No. 11”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2015. PEA No. 11 was filed pursuant to Rule 485(a) under the Securities Act of 1933 in connection with Goldman Sachs Multi-Manager Alternatives Fund’s (the “Fund”) annual update to its registration statement to incorporate all supplements that were filed since April 30, 2014, including those reflecting the addition of new sub-advisers, and to make certain other changes. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please complete the “Annual Fund Operating Expenses” table. Please also provide the “Annual Fund Operating Expenses” table to the SEC staff for review in advance of the registration statement’s effective date.

Response: The Fund has incorporated this comment. In addition, the Registrant previously filed a correspondence filing dated April 24, 2015 containing the “Annual Fund Operating Expenses” table.

2.	Comment: The “Principal Strategy” section states that the Fund invests in, among other things, “pooled investment vehicles, including other investment companies, exchange-traded funds, European registered investment funds (“UCITS”) and private

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April 30, 2015 Page 2

investment funds, and partnership interests, including master limited partnerships (“MLPs”).” Please confirm supplementally whether the Fund invests in these types of pooled investment vehicles as a principal strategy. In addition, please confirm supplementally that the Fund considers investments in private investment funds to be illiquid investments.

Response: The Fund hereby confirms that the “Principal Strategy” section adequately discloses the Fund’s principal investment strategies. The Fund also acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and confirms its intention to comply with this restriction. To the extent the Fund invests in a private investment fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

Statement of Additional Information

3.	Comment: Under “Line of Credit Facility,” it states that “[t]he facility…requires a fee to be paid by the Fund based on the amount of the commitment that has not been utilized.” Please explain supplementally how this fee is allocated among funds that participate in the facility and confirm that the fee is included in the Fund’s “Annual Fund Operating Expenses” table.

Response: The fee allocated to a fund that participates in the facility is a function primarily of the fund’s size and the types of instruments in which it invests (and therefore the likelihood that it will utilize the credit facility). The fee incurred by the Fund during its most recent fiscal year is reflected in the Fund’s expense ratio as disclosed in the “Annual Fund Operating Expenses” table. To the extent that the fee for the upcoming year would differ from that for the most recent fiscal year and that difference would materially affect the information disclosed in the table, the information would be restated to reflect the current fee.

Other

4.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

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April 30, 2015 Page 3

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie A. Capistron

Stephanie A. Capistron

cc:	Francesca Mead, Goldman, Sachs & Co.

April 30, 2015 Page 4

Exhibit A

April 30, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust II (the “Registrant”), SEC File Numbers 333-185659 and 811-22781

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•  the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•  the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•  the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Stephanie A. Capistron of Dechert LLP at (617) 728-7127.

Sincerely,

/s/ Francesca Mead

Francesca Mead, Goldman, Sachs & Co.

cc:	Stephanie A. Capistron, Dechert LLP